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October 5, 2021	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND ELECTRONIC SECURE TRANSFER

PARAGON 28, INC. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

U.S. Securities and Exchange Commission	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ibola Ignat, Lynn Dicker, Jane Park and Laura Crotty

Re:	Paragon 28, Inc.
Registration Statement on Form S-1
Filed on September 24, 2021
File No. 333-259789

Ladies and Gentlemen:

On behalf of Paragon 28, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 on September 24, 2021 with the Commission, which was subsequently updated by the Company with Amendment No. 1 on September 29, 2021 (collectively, the “Registration Statement”).

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this Letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. §200.83). This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted version of this Letter will be filed with the Commission on EDGAR, omitting the confidential information.

October 5, 2021

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation. In particular, the Company references Comment #6 of the Staff’s letter dated August 30, 2021 with respect to providing an explanation for the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of its common stock and the estimated offering price. The supplemental response set forth below is based upon information provided to Latham & Watkins LLP by the Company.

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Stock-Based Compensation” (the “MD&A”) and appears on pages 97-98 of the Registration Statement and Note 10 to the consolidated financial statements of the Company in the Registration Statement (the “Financial Statements”).

ESTIMATED IPO PRICE RANGE

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board of Directors”) and reflecting the input from the underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***]1 per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any stock split that the Company expects to effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The post-split price range will be narrowed within the Preliminary IPO Price Range prior to distribution of the preliminary prospectus in connection with the Company’s road show. For consistency with the Registration Statement, all data in this Letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and BofA Securities, Inc. and Piper Sandler & Co., the representatives of the several underwriters (the “Representatives”), and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

[1]

Based on the forward stock split that the Company is contemplating, this translate into an approximate post-split offering price range of $[***] to $[***] per share, with a midpoint of $[***] per share.

CONFIDENTIAL TREATMENT REQUESTED BY

PARAGON 28, INC.

October 5, 2021

STOCK OPTION GRANTS SINCE SEPTEMBER 30, 2020

The following table summarizes the number of shares of common stock underlying stock options granted since September 30, 2020, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock used to determine stock-based compensation expense for financial reporting purposes.

Grant Date	Number of Shares Underlying Options Grants		Exercise Price Per Share			Estimated Per Share Fair Value – Financial Reporting Purposes
December 31, 2020	[	***]	$	[	***]	$	[	***]
January 1, 2021	[	***]	$	[	***]	$	[	***]
January 4, 2021	[	***]	$	[	***](1)	$	[	***](1)
January 22, 2021	[	***]	$	[	***]	$	[	***]
January 25, 2021	[	***]	$	[	***](1)	$	[	***](1)
May 28, 2021	[	***]	$	[	***]	$	[	***]
July 19, 2021	[	***]	$	[	***]	$	[	***]
July 30, 2021	[	***]	$	[	***]	$	[	***]
August 16, 2021	[	***]	$	[	***]	$	[	***]

(1)	The Company’s Board of Directors intends to reprice such options to reflect the fair market value of $[***] at the date of such options’ grant.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuation firms, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

During the period discussed in this Letter, the Company has obtained independent third-party valuations of its common stock on an annual basis as well as following events or conditions that the Company determined could cause the assumptions, qualifications or methodologies contained in prior independent third-party valuations to materially change. The Company (a) for the valuation performed on December 31, 2020, utilized the option-pricing model (“OPM”) backsolve method weighted against a discounted cash flow analysis for determining the fair value of its common stock, and (b) for the valuation performed on June 30, 2021, utilized a hybrid method (the “Hybrid Method”) of the OPM and the probability-weighted expected return model

CONFIDENTIAL TREATMENT REQUESTED BY

PARAGON 28, INC.

October 5, 2021

(“PWERM”) for determining the fair value of the Company’s common stock. The Company used the OPM rather than the PWERM until June 30, 2021 because specific future outcomes, such as an initial public offering (“IPO”) or merger and acquisition (“M&A”) transaction, were difficult for the Company to predict.

The valuations utilizing the OPM framework required the input of highly subjective assumptions, including (a) the expected volatility of the Company’s stock, (b) the expected term of the award, (c) the risk-free interest rate and (d) expected dividends. Due to the lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, the valuations utilizing the OPM framework based the estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. For these analyses, the third-party valuation firm selected companies with comparable characteristics to the Company including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected life of the stock-based awards. The valuations utilizing the OPM framework then computed the historical volatility data. The valuations utilizing the OPM framework estimated the expected life of the Company’s employee stock options using the “simplified” method, whereby, the expected life equals the average of the vesting term and the original contractual term of the option. The risk-free interest rates for periods within the expected life of the option were based on the U.S. Treasury yield rate in effect during the period the options were granted.

Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios and the resulting per share value of the common stock is discounted for a lack of marketability. The Hybrid Method estimates the probability-weighted value across multiple scenarios but uses the OPM to estimate the allocation of value within one or more of the scenarios. The Company determined to incorporate the PWERM into its valuation methodology as values associated with various potential outcomes were considered estimable, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions.

At each grant date, the Board of Directors determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well any subsequent events and their potential impact on the estimated per share fair value of the common stock.

DISCUSSION OF FAIR VALUE DETERMINATIONS OVER THE PRECEDING 12 MONTHS

The table below sets forth the fair market value determinations of the Company’s common stock as provided by independent third-party valuation reports for periods since September 30, 2020. The Company does not expect to make any additional grants prior to the completion of its IPO other than grants made concurrent with the IPO at an exercise price equal to the final IPO price (if any).

CONFIDENTIAL TREATMENT REQUESTED BY

PARAGON 28, INC.

October 5, 2021

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share
December 31, 2020	$	[	***]
June 30, 2021	$	[	***]

Corporate and Financing History

The Company was formed in Colorado as a limited liability company in August 2010 and converted to a Colorado corporation in March 2011. In connection with the IPO, the Company intends to reincorporate in Delaware.

As of June 30, 2021, the Company had raised $42.3 million from private placements of convertible preferred stock, including its most recent Series B convertible preferred stock financing. In July 2020, the Company sold $36.0 million of its Series B redeemable convertible preferred stock at an issue price of $28.75 per share. The Series B redeemable convertible preferred stock financing was led by an independent third-party investor.

December 31, 2020 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s common stock as of December 31, 2020, and based on its consideration of this valuation and the objective and subjective factors described on pages 97-98 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of December 31, 2020 (the “December 2020 Valuation”).

The December 2020 Valuation estimated the equity value of the Company using a fundamental analysis with the implied equity value derived from such analysis then allocated to the Company’s common stock using the OPM. Under the fundamental analysis, the valuation relied on a discounted cash flow analysis to determine an aggregate equity value of the Company. This discounted cash flow analysis was based on a forecast provided by the Company and included a [***]% terminal growth rate. This resulted in an implied equity value of $[***]. After allocating the implied equity value to the Company’s common stock using the OPM and applying a discount for a lack of marketability (“DLOM”) of [***]%, the fair value per share of the common stock under the fundamental analysis was estimated at $[***] per share.

Considering the December 2020 Valuation and the objective and subjective factors described on pages 97-98 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of December 31, 2020. For each grant date between December 31, 2020 through June 29, 2021, the Board of Directors considered the December 2020 Valuation together with any subsequent

CONFIDENTIAL TREATMENT REQUESTED BY

PARAGON 28, INC.

October 5, 2021

changes in the objective and subjective factors described on pages 97-98 of the Registration Statement, to determine the fair value of the common stock at the time of grant. At each grant date, the Board of Directors concluded that the fair value of the common stock was $[***] per share and granted options with that exercise price.

June 30, 2021 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s common stock as of June 30, 2021 (the “June 2021 Valuation”), and based on its consideration of this valuation and the objective and subjective factors described on pages 97-98 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of June 30, 2021. The June 2021 Valuation utilized the Hybrid Method of the OPM and the PWERM for determining the fair value of the Company’s common stock. The transition to the Hybrid Method was based on the Company’s progress towards a potential IPO.

The June 2021 Valuation weighted [***]% to the OPM and [***]% to the PWERM.

For purposes of the OPM, the independent third-party valuation estimated the equity value of the Company using the same OPM framework utilized in December 2020 Valuation. The OPM valuation derived a $[***] per share value for the common stock.

For purposes of the PWERM, to derive its equity value IPO scenario, the independent third-party valuation utilized input from management, which included projected revenue multiplies based on management feedback. The Company believes that the potential revenue multiples were appropriate at the time, in light of the Company’s stage of commercialization, development of the business, and the feasibility of completing an IPO. The PWERM determined a present value at a fair value per share of $[***] under the IPO scenario after applying a [***]% discount rate.

Utilizing the estimated fair values from both the OPM and the PWERM, and applying the probability weighting and a DLOM of [***]%, the independent third-party valuation derived an aggregate probability weighted fair value per common share of $[***] per share.

PRELIMINARY IPO PRICE RANGE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined as a result of negotiations among representatives of the Company’s management, Board of Directors, and the underwriters. Among the factors that were considered in setting a range included the following:

•	a comparison of the valuation of comparable companies in the medical devices industry at the time of their respective IPOs;

•	a comparison of public companies in the medical devices industry at a similar stage of development and commercial growth;

CONFIDENTIAL TREATMENT REQUESTED BY

PARAGON 28, INC.

October 5, 2021

•	a comparison of the valuation increases for comparable companies in the medical devices industry at the time of their respective IPOs;

•	feedback from prospective investors as a result of testing the waters meetings; and

•

recent market conditions used in the determination of the Preliminary IPO Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

COMPARISON OF PRELIMINARY IPO PRICE RANGE AND ESTIMATED EQUITY FAIR VALUE PER SHARE

For the equity awards granted since August 16, 2021, there are a number of factors that account for the increase in the Preliminary IPO Price Range over the applicable grant date fair value used for determining stock-based compensation expense. These include:

•

The Company’s valuation methodologies, which are both commonly accepted and applied in the valuation community and are consistent with the methods and guidance in the AICPA Practice Guide, reflect the potential for alternative liquidity events occurring at different future dates, which inherently decreases the estimated fair value per share due to the combination of (i) the discounting to present value for each of the future business values upon a liquidity event; and (ii) the application of a discount for lack of marketability.

•

Upon completion of the IPO, all of the Company’s outstanding redeemable convertible preferred stock would automatically convert to common stock and the associated preferred stock rights, including liquidation rights, would be eliminated.

•

The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions, (iv) the increased visibility with acquirors, and (v) the expected increased strategic flexibility and enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates.

•

The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

CONFIDENTIAL TREATMENT REQUESTED BY

PARAGON 28, INC.

October 5, 2021

•

The Preliminary IPO Price Range was not discounted for a lack of marketability or any other factor. Notably, the equity values used for the IPO scenario for the June 2021 Valuation are consistent with the mid-point of the Preliminary IPO Price Range, even after applying the [***]% IPO scenario discount.

CONCLUSION

In conclusion, the Company believes that the deemed per share fair values of its common stock used as the basis for determining the stock-based compensation expense for financial reporting purposes are reasonable and appropriate, and the Company respectfully submits that the differences from the Preliminary IPO Price Range are reasonable in light of all of the considerations outlined above.

In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (415) 395-8216 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Phillip Stoup

Phillip Stoup of LATHAM & WATKINS LLP

cc:	Albert DaCosta, Paragon 28, Inc.
Steve Deitsch, Paragon 28, Inc.
Jonathan Friedman, Paragon 28, Inc.
Charles K. Ruck, Esq., Latham & Watkins LLP
B. Shayne Kennedy, Esq., Latham & Watkins LLP
Ilir Mujalovic, Esq., Shearman & Sterling LLP

CONFIDENTIAL TREATMENT REQUESTED BY

PARAGON 28, INC.